Sun Life Reports Second Quarter 2023 Results
Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended June 30, 2023 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended June 30, 2023, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR website at www.sedarplus.ca, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document are impacted by rounding. On January 1, 2023 we adopted IFRS 17 Insurance Contracts ("IFRS 17"), which replaces IFRS 4 Insurance Contracts, and IFRS 9 Financial Instruments ("IFRS 9"), which replaces IAS 39 Financial Instruments: Recognition and Measurement (collectively, "the new standards"). The nature and effects of the key changes to our critical accounting policies and estimated impacts from the adoption of the new standards are summarized in section L - Changes in Accounting Policies in our MD&A for the period ended June 30, 2023 ("Q2'23 MD&A").

TORONTO, ON - (August 8, 2023) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the second quarter ended June 30, 2023.
•Underlying net income(1) of $920 million increased $112 million or 14% from Q2'22(2); underlying ROE(1) was 17.7%.
◦Wealth & asset management underlying net income(1): $419 million, down $1 million.
◦Group - Health & Protection underlying net income(1): $360 million, up $122 million or 51%.
◦Individual - Protection underlying net income(1): $265 million, up $50 million or 23%.
•Reported net income of $660 million decreased $270 million or 29% from Q2'22(2); reported ROE(1) was 12.7%.

“Sun Life delivered good second quarter results as our diversified set of businesses continued to demonstrate resilience in a challenging economic environment,” said Kevin Strain, President and CEO of Sun Life. “Health and protection sales growth was strong, which shows the importance and priority that our Clients continue to place on health and protection services. Providing access to health and health education remains a priority for Sun Life. We’re excited about our announcement to acquire Dialogue Health Technologies, Canada’s leading integrated health platform that provides access to affordable, on-demand, quality care. Our investment in Dialogue allows us to play a larger role in Canada’s health ecosystem, while reducing the strain on traditional health care organizations."

“We’re also seeing momentum from many of our recent acquisitions and strategic partnerships. This includes solid Q2 results from DentaQuest, the strong start to our 15-year bancassurance partnership with Dah Sing Bank in Hong Kong and the successful IPO for BGO’s IREIT, a product that supports our High-Net-Worth alternative strategies, distributed through our U.S. retail distributor, Advisors Asset Management Inc.”

	Quarterly results		Year-to-date
Profitability	Q2'23	Q2'22(2)	2023	2022(2)
Underlying net income ($ millions)(1)	920	808	1,815	1,528
Reported net income - Common shareholders ($ millions)	660	930	1,466	1,595
Underlying EPS ($)(1)(3)	1.57	1.38	3.09	2.61
Reported EPS ($)(3)	1.12	1.58	2.49	2.72
Underlying return on equity ("ROE")(1)	17.7%	16.7%	17.5%	15.6%
Reported ROE(1)	12.7%	19.2%	14.2%	16.3%
Growth	Q2'23	Q2'22(2)	2023	2022(2)
Wealth sales & asset management gross flows ($ millions)(1)(4)	42,397	56,279	88,746	113,235
Group - Health & Protection sales ($ millions)(1)	656	320	1,199	710
Individual - Protection sales ($ millions)(1)	604	416	1,115	825
Assets under management ("AUM") ($ billions)(1)	1,367	1,257	1,367	1,257
New business Contractual Service Margin ("CSM") ($ millions)(5)	270	189	502	332

Financial Strength	Q2'23	As at January 1, 2023(6)
LICAT ratios (at period end)(6)
Sun Life Financial Inc.	148%	142%
Sun Life Assurance(7)	139%	139%
Financial leverage ratio (at period end)(2)(8)	23.3%	23.7%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q2'23 MD&A.
(2)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards, IFRS 17 and IFRS 9. For more details, see the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in this document.
(3)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(4)Effective January 1, 2023, Canada wealth sales & asset management gross flows have been updated to exclude retained sales. Prior period amounts have been updated to reflect this change.
(5)New business CSM represents growth from sales activity in the period, including individual protection sales (excluding joint ventures), and defined benefit solutions and segregated fund wealth sales in Canada. For more details about the CSM, see section E - Contractual Service Margin in the Q2'23 MD&A.
(6)OSFI's 2023 LICAT Guideline, effective January 1, 2023, specifies that available capital for LICAT purposes includes the Contractual Service Margin. Prior period restatement and resubmissions are not mandated. Pro-forma January 1, 2023 LICAT ratios are disclosed to illustrate transition impact. These pro-forma calculations will not be formally submitted to OSFI. Refer to section F - Financial Strength in the Q2'23 MD&A.
(7)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(8)Effective January 1, 2023, the calculation for the financial leverage ratio was updated to include the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $9.1 billion as at June 30, 2023 (January 1, 2023 - $8.7 billion).
            EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2023    1

Financial and Operational Highlights - Quarterly Comparison (Q2'23 vs. Q2'22)

($ millions)	Q2'23
Underlying net income by business type(1)(2):	Sun Life	Asset Management	Canada	U.S.	Asia	Corporate
Wealth & asset management	419	296	110	—	13	—
Group - Health & Protection	360	—	160	200	—	—
Individual - Protection	265	—	102	15	144	4
Corporate expenses & other	(124)	—	—	—	(7)	(117)
Underlying net income(1)	920	296	372	215	150	(113)
Reported net income - Common shareholders	660	248	210	175	122	(95)
Change in underlying net income (% year-over-year)	14%	nm(3)	24%	60%	27%	nm(3)
Change in reported net income (% year-over-year)	(29)%	(17)%	(56)%	17%	nm(3)	nm(3)
Wealth sales & asset management gross flows(1)(4)	42,397	37,651	3,130	—	1,616	—
Group - Health & Protection sales(1)	656	—	153	484	19	—
Individual - Protection sales(1)	604	—	154	—	450	—
Change in wealth sales & asset management gross flows (% year-over-year)	(25)%	(24)%	(6)%	—	(51)%	—
Change in group sales (% year-over-year)	105%	—	66%	127%	27%	—
Change in individual sales (% year-over-year)	45%	—	22%	—	55%	—
(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q2'23 MD&A.
(2)For more information about the business types in Sun Life's business groups, see section A - How We Report Our Results in the Q2'23 MD&A.
(3)Not meaningful.
(4)Effective January 1, 2023, Canada wealth sales & asset management gross flows have been updated to exclude retained sales. Prior period amounts have been updated to reflect this change.

Underlying net income(1) of $920 million increased $112 million or 14% from prior year, driven by:
•Wealth & asset management(1) down $1 million: Higher investment income driven by volume growth and an increase in yields was largely offset by lower fee-based earnings in MFS(2), reflecting equity market declines over the past year, as well as higher expenses in Canada.
•Group - Health & Protection(1) up $122 million: Strong performance driven by good premium growth and better disability experience in Canada and the U.S., as well as a full quarter of DentaQuest contributions.
•Individual - Protection(1) up $50 million: Higher premiums reflecting good sales momentum during the past year in Asia, and improved insurance experience in Canada and the U.S.
•Corporate expenses & other(1) $(59) million increased net loss driven by higher operating expenses including incentive compensation and an increase in debt financing costs.
•Higher earnings on surplus reflecting an increase in realized gains and net interest income from higher rates.
•An increase of $27 million from the impacts of foreign exchange translation.

Reported net income of $660 million decreased $270 million or 29%, driven by:
•Market-related impacts primarily reflecting interest rates and real estate investments(3);
•Prior year gain on the sale-leaseback of the Wellesley office in the U.S.; and
•Fair value changes in management's ownership of MFS shares; partially offset by
•The increase in underlying net income.

(1)Refer to section C - Profitability in the Q2'23 MD&A for more information on notable items attributable to reported & underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income. For more information about the business types in Sun Life's operating segments/business groups, see section A - How We Report Our Results in the Q2'23 MD&A.
(2)MFS Investment Management ("MFS").
(3)Real estate investments comprises real estate experience and changes in fair value of real estate investments held in surplus. Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
2    Sun Life Financial Inc.     Second Quarter 2023        EARNINGS NEWS RELEASE

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management underlying net income of $296 million increased $1 million from prior year, driven by:
•MFS up $2 million (down US$10 million): Higher net investment income and the impacts from foreign exchange translation was largely offset by lower average net assets ("ANA") reflecting equity market declines over the past year and net outflows. The MFS pre-tax net operating profit margin(1) was 37% for Q2'23, compared to 36% in the prior year.
•SLC Management down $1 million: Fee-related earnings(1) increased 19% driven by higher AUM, reflecting strong capital raising and deployment across the platform and the AAM acquisition(2). Fee-related earnings margin(1) for Q2'23 was 24% compared to 23% in the prior year. Underlying net income was in line with prior year, with the increase in fee-related earnings offset by higher earned operating income in the prior year that did not repeat.

Reported net income of $248 million decreased $50 million or 17%, driven by fair value changes in management's ownership of MFS shares and losses on real estate investments held in the SLC Management surplus account.

Foreign exchange translation led to an increase of $13 million and $12 million in underlying net income and reported net income, respectively.

Asset Management ended Q2'23 with $998 billion of AUM, consisting of $780 billion (US$589 billion) in MFS and $218 billion in SLC Management. Total Asset Management net outflows of $3.3 billion in Q2'23 reflected MFS net outflows of $5.3 billion (US$4.0 billion) partially offset by SLC Management net inflows of $2.0 billion.

Our Asset Management businesses continue to maintain a strong focus on sustainable investing. During the second quarter, BentallGreenOak (“BGO”) received Gold Recognition in the 2023 Green Lease Leaders program organized by the Institute for Market Transformation and the U.S. Department of Energy Better Buildings Alliance. InfraRed Capital Partners (“InfraRed”) continues to invest capital in companies helping to build a sustainable future. For example, in Q2’23, InfraRed announced an investment in JOLT(3), an e-mobility company. InfraRed’s investment in JOLT’s rapid electric vehicle charging infrastructure supports a low carbon future and supports its target of achieving 50% of AUM(4) invested in climate solutions by 2025.

Advisors Asset Management, Inc. (“AAM”), a U.S. retail distribution affiliate of SLC Management which we acquired last quarter, announced it will distribute BGO IREIT(5), a non-traded real estate investment trust launched by BGO, demonstrating the strategic benefit from the AAM acquisition.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $372 million increased $73 million or 24% from prior year, reflecting:
•Wealth & asset management in line with prior year: Increase in investment income driven by higher volume and yields, largely offset by higher expenses.
•Group - Health & Protection up $48 million: Better disability experience reflecting higher margins, lower claims volumes, and shorter claims durations.
•Individual - Protection up $25 million: Improved insurance experience as well as higher investment contributions.

Reported net income of $210 million decreased $266 million or 56% from prior year, reflecting market-related impacts primarily from interest rates and real estate experience, partially offset by the increase in underlying net income.

Canada's sales(6):
•Wealth sales & asset management gross flows of $3 billion were down 6%, reflecting lower defined benefit solution sales partially offset by higher defined contribution sales in Group Retirement Services ("GRS").
•Group sales of $153 million were up 66%, reflecting higher large case sales.
•Individual sales of $154 million were up 22%, reflecting higher participating whole life insurance sales.

We continue to deliver on our strategy of strengthening and expanding our health business. We provide Canadians with the support they need to take action throughout their health journey, helping to prevent and mitigate health risks and live healthier lives. During the second quarter, we launched Lumino Health Pharmacy, a new online pharmacy app, which will help Clients consult a knowledgeable pharmacist by chat or a phone call and have medications delivered to their door free of charge. This service helps Clients to keep track of their medications, usage, refills, and sends them important notifications regarding their prescriptions.

In July, we entered into an agreement to acquire Dialogue Health Technologies Inc. (“Dialogue”), Canada’s premier virtual health care and wellness platform, providing affordable on-demand access to quality care, which will help us empower Canadians with access to the care they need from the convenience of their home.

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q2'23 MD&A.
(2)On February 1, 2023, we completed the acquisition of a majority stake interest in Advisors Asset Management, Inc. ("the AAM acquisition"), a leading independent U.S. retail distribution firm, with the option to acquire the remaining interest starting in 2028.
(3)JOLT Energy (“JOLT”) is a pioneering, international Charge Point Operator. JOLT’s smart electric vehicle charging stations bring ultra-fast charging to dense urban areas.
(4)In-scope assets comprise approximately 83% of InfraRed's global AUM as at June 30, 2022. Funds where assets are currently being sold or transferred in line with the original fund strategy have been excluded from the commitment.
(5)BGO Industrial Real Estate Income Trust ("BGO IREIT").
(6)Compared to the prior year.
        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2023    3

U.S.: A leader in health and benefits
U.S. underlying net income of US$160 million increased US$58 million or 57% ($215 million increased $81 million or 60%) from prior year, driven by:
•Group - Health & Protection up US$46 million: Strong performance across all businesses including good premium growth, contribution from the DentaQuest acquisition, higher investment contributions and favourable experience. Experience in the quarter included higher medical stop-loss margins and favourable group disability.
•Individual - Protection up US$12 million: The inclusion of the UK payout annuity business(1) and insurance experience. Mortality experience in the quarter improved compared to the prior year.
•Higher earnings on surplus reflecting an increase in net interest income from higher rates.

Reported net income of US$133 million increased US$20 million or 18% ($175 million increased $26 million or 17%) from prior year, reflecting the increase in underlying net income and favourable ACMA(2), partially offset by a prior year gain on the sale-leaseback of the Wellesley office.

Foreign exchange translation led to an increase of $11 million and $10 million in underlying net income and reported net income, respectively.

U.S. group sales of $484 million were up $271 million, driven by higher dental(3) and medical stop-loss sales.

We continue to take action to support our strategic priority to help Clients access the health care and coverage they need. In our Dental business, we expanded the Advantage Dental+ care practices with two new offices in Texas. These practices are in areas where access to quality oral health care is a challenge for children with Medicaid coverage. We also recorded the largest Medicare Advantage sale in DentaQuest history, bringing dental sales to approximately $580 million since closing the DentaQuest acquisition on June 1, 2022.

We also announced a relationship with Philadelphia-based Independence Health Group to exclusively provide medical stop-loss insurance for their self-funded group medical clients to help protect against large, unpredictable health care costs. This supports our strategy of partnering with other insurers and health plans to expand our market presence and deliver our expertise to additional Clients.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $150 million increased $32 million or 27% from prior year, driven by:
•Wealth & asset management down $2 million: Lower fee-based earnings reflecting lower AUM in the Philippines.
•Individual - Protection up $38 million: Higher premiums reflecting good sales momentum during the past year, and improved expenses and lapse experience in our joint ventures. This was partially offset by less favourable morbidity experience in Hong Kong.
•Regional office expenses & other $(4) million increased net loss: In line with the prior year.

Reported net income of $122 million increased $115 million from prior year, driven by market-related impacts, largely from interest rates partially offset by real estate experience, and the increase in underlying net income.

Foreign exchange translation led to an increase of $3 million in underlying net income and reported net income.

Asia's sales(4):
•Wealth sales & asset management gross flows of $2 billion were down 51%, primarily reflecting lower money market fund sales in the Philippines.
•Individual sales of $450 million were up 55%, driven by higher sales in Hong Kong, China and India.

New business CSM of $118 million in Q2'23, compared to $70 million in the prior year, was primarily driven by sales and favourable product mix in High-Net-Worth and Hong Kong.

We continue to make progress on our strategic priorities of establishing digital leadership and leveraging distribution excellence. In Hong Kong, we introduced eSunPro, a new digital health care service platform which provides comprehensive, one-stop care and assistance to Clients, ranging from services at the point of diagnosis to post-treatment care, enabling them to access advanced treatment and support throughout their recovery process.

We strive to enhance Clients’ experience and make it easier for them to do business with us. During the second quarter, we opened the Sun Gateway prestige Client center (“The Center”) in Hong Kong. The Center offers High-Net-Worth Clients professional insurance consultancy and one-stop financial products and services, with a dedicated team of onsite financial advisors and client service representatives catering to their wealth management and protection needs as they evolve through different life stages.

(1)On April 3, 2023, we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). Under the agreement, we will retain our economic interest in the payout annuities business through a reinsurance treaty, which, effective Q2'23 is recorded in In-force Management within the U.S. business group. For additional information, refer to Note 3 of our Interim Consolidated Financial Statements for the period ended
June 30, 2023.
(2)Assumption changes and management actions ("ACMA").
(3)Dental sales include sales from DentaQuest, acquired on June 1, 2022.
(4)Compared to the prior year.
4    Sun Life Financial Inc.     Second Quarter 2023        EARNINGS NEWS RELEASE

Corporate
Corporate underlying net loss was $113 million compared to underlying net loss of $38 million in the prior year, reflecting higher operating expenses including incentive compensation and an increase in debt financing costs, the impact from the sale of Sun Life UK, partially offset by higher investment income from surplus assets.

Reported net loss was $95 million compared to nil reported net income in the prior year, reflecting the change in underlying net loss and market-related impacts, partially offset by a gain on the sale of Sun Life UK.

Sun Life was recognized as one of Corporate Knights’ Global 100 Most Sustainable Corporations in the World for the 14th consecutive year and was the top ranked insurance company globally. We announced our second sustainability bond offering, issuing $500 million. We will invest an amount equal to the net proceeds of this offering into green and/or social assets that meet the eligibility criteria as set out under Sun Life's Sustainability Bond Framework. This supports our continued commitment to sustainable investing.

        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2023    5

Earnings Conference Call
The Company's Q2'23 financial results will be reviewed at a conference call on Wednesday, August 9, 2023, at 10:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q2'24 period end.

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	David Garg
Director, Corporate Communications	Senior Vice-President, Capital Management and Investor Relations
Tel: 226-751-2391	Tel: 416-408-8649
krista.wilson@sunlife.com	david.garg@sunlife.com

6    Sun Life Financial Inc.     Second Quarter 2023        EARNINGS NEWS RELEASE

Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9
2022 results have been restated for the adoption of IFRS 17 and the related IFRS 9 classification overlay (“the new standards”). The restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. The majority of the actions taken to re-balance asset portfolios and transition asset-liability management execution to an IFRS 17 basis occurred in Q1'23. Accordingly, analysis based on 2022 comparative results may not necessarily be indicative of future trends, and should be interpreted with this context. Using sensitivities to analyze the outlook for market risk and related impacts (e.g., interest rate sensitivities) will be more representative starting with the sensitivities disclosed for Q1’23 and onward in section I - Risk Management in each quarter's respective MD&A document. Certain 2022 restated results and 2023 interim results in the Drivers of Earnings and CSM Movement Analysis were refined to more accurately reflect how management views the business. As these results are not audited, or have not yet been audited, they may still be subject to change.

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the Q2'23 MD&A under the heading
N - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:
•Market-related impacts reflecting the after-tax difference in actual versus expected market movements;
•Assumptions changes and management actions;
•Other adjustments:
i)Management’s ownership of MFS shares;
ii)Acquisition, integration, and restructuring;
iii)Intangible asset amortization;
iv)Other items that are unusual or exceptional in nature.

For additional information about the adjustments removed from reported net income to arrive at underlying net income, refer to section N - Non-IFRS Financial Measures - 2 - Underlying Net Income and Underlying EPS in the Q2'23 MD&A.

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results		Year-to-date
($ millions, after-tax)	Q2'23	Q2'22(1)	2023	2022(1)
Underlying net income	920	808	1,815	1,528
Market-related impacts(1)
Equity market impacts	(13)	(100)	—	(129)
Interest rate impacts(2)	(99)	156	(88)	115
Impacts of changes in the fair value of investment properties (real estate experience)	(108)	62	(196)	130
Add: Market-related impacts	(220)	118	(284)	116
Add: Assumption changes and management actions	7	(22)	2	(49)
Other adjustments
Management's ownership of MFS shares	(1)	42	16	51
Acquisition, integration and restructuring(3)(4)(5)	(20)	(73)	(24)	(94)
Intangible asset amortization	(26)	(19)	(59)	(33)
Other(6)	—	76	—	76
Add: Total of other adjustments	(47)	26	(67)	—
Reported net income - Common shareholders	660	930	1,466	1,595
Underlying EPS (diluted) ($)	1.57	1.38	3.09	2.61
Add: Market-related impacts ($)	(0.38)	0.19	(0.48)	0.20
Assumption changes and management actions ($)	0.01	(0.04)	—	(0.09)
Management's ownership of MFS shares ($)	—	0.07	0.03	0.08
Acquisition, integration and restructuring ($)	(0.03)	(0.12)	(0.04)	(0.16)
Intangible asset amortization ($)	(0.05)	(0.03)	(0.11)	(0.06)
Other ($)	—	0.13	—	0.13
Impact of convertible securities on diluted EPS ($)	—	—	—	0.01
Reported EPS (diluted) ($)	1.12	1.58	2.49	2.72

(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards, IFRS 17 and IFRS 9. For more details, see the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in this document.
(2)Our results are sensitive to long rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(3)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $21 million in Q2'23 and $41 million for the first six months of 2023 (Q2'22 - $16 million; the first six months of 2022 - $32 million).
(4)Includes acquisition and integration costs associated with DentaQuest, acquired on June 1, 2022.
(5)Includes a $65 million gain on the sale of the sponsored markets business in Canada in Q1'23 and a $19 million gain on the sale of Sun Life UK in Q2'23.
(6)Related to a Q2'22 gain on the sale-leaseback of the Wellesley office in the U.S.

        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2023    7

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results		Year-to-date
($ millions)	Q2'23	Q2'22(1)	2023	2022(1)
Underlying net income (after-tax)	920	808	1,815	1,528
Underlying net income adjustments (pre-tax):
Add: Market-related impacts(1)	(298)	282	(397)	454
Assumption changes and management actions(2)	11	(30)	6	(60)
Other adjustments	(89)	29	(99)	—
Total underlying net income adjustments (pre-tax)	(376)	281	(490)	394
Add: Taxes related to underlying net income adjustments(3)	116	(159)	141	(327)
Reported net income - Common shareholders (after-tax)	660	930	1,466	1,595

(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards, IFRS 17 and IFRS 9. For more details, see the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in this document.
(2)In this document, the reported net income impact of ACMA is shown in aggregate for Net insurance service result and Net investment result, and excludes amounts attributable to participating policyholders. In contrast, Note 7.B.iv of the Consolidated Financial Statements for the period ended June 30, 2023 shows the net income impacts of method and assumption changes separately in Net insurance service result and Net investment result, and includes amounts attributable to participating policyholders.
(3)Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations.

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures, and a full listing is available in section N - Non-IFRS Financial Measures in the Q2'23 MD&A.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party AUM and Consolidation adjustments. For additional information about Third-party AUM, refer to sections D - Growth - 2 - Assets Under Management and N - Non-IFRS Financial Measures in the Q2'23 MD&A.

	Quarterly results
($ millions)	Q2'23	Q2'22
Assets under management
General fund assets	196,575	191,786
Segregated funds	123,366	120,098
Third-party AUM(1)(2)	1,084,437	983,608
Consolidation adjustments(1)(2)	(37,536)	(38,054)
Total assets under management	1,366,842	1,257,438
(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in the Q2'23 MD&A.
(2)Effective January 1, 2023, "Other AUM" was renamed to "Third-party AUM", and "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at June 30, 2023	As at December 31, 2022
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	1,281	423
Debt securities(1)	1,370	1,408
Equity securities(2)	100	102
Sub-total	2,751	1,933
Less: Loans related to acquisitions (held at SLF Inc. and its wholly owned holding companies)	(704)	(883)
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	2,047	1,050
(1)Includes publicly traded bonds.
(2)Includes ETF Investments.

8    Sun Life Financial Inc.     Second Quarter 2023        EARNINGS NEWS RELEASE

3. Reconciliations of Select Non-IFRS Financial Measures

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q2'23
($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	296	372	215	150	(113)	920
Add: Market-related impacts (pre-tax)(1)	(40)	(212)	(17)	(30)	1	(298)
ACMA (pre-tax)	—	(8)	29	(10)	—	11
Other adjustments (pre-tax)(1)	(29)	(1)	(65)	(7)	13	(89)
Tax expense (benefit) on above items	21	59	13	19	4	116
Reported net income (loss) - Common shareholders	248	210	175	122	(95)	660
	Q2'22(2)
Underlying net income (loss)	295	299	134	118	(38)	808
Add: Market-related impacts (pre-tax)(1)(2)	(16)	360	2	(97)	33	282
ACMA (pre-tax)	—	(30)	—	—	—	(30)
Other adjustments (pre-tax)(1)	21	(4)	19	(8)	1	29
Tax expense (benefit) on above items	(2)	(149)	(6)	(6)	4	(159)
Reported net income (loss) - Common shareholders	298	476	149	7	—	930
(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards, IFRS 17 and IFRS 9. For more details, see the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in this document.

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies; (ii) relating to the use of proceeds of our sustainability bond offering; (iii) relating to our intention to acquire Dialogue; (iv) relating to our growth initiatives and other business objectives; (v) relating to our targets and commitments; (vi) that are predictive in nature or that depend upon or refer to future events or conditions; and (vii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the Q2'23 MD&A under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2022 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2023, Sun Life had total assets under management of $1.37 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.
        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2023    9